PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
         FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU,
                             TOKYO 100-0011, JAPAN
            TELEPHONE (813) 3597-8101    FACSIMILE (813) 3597-8120




                                February 28, 2006



VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC, 20002, USA
Attention:   Ms. Joyce Sweeney
             Accounting Branch Chief


                      MITSUBISHI UFJ FINANCIAL GROUP, INC.
                 FORM 20-F FOR FISCAL YEAR ENDED MARCH 31, 2005
                 ----------------------------------------------

Dear Ms. Sweeney:

                  We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the "Registrant"). We appreciate the Staff's accounting review of the Registrant's previous annual report on Form 20-F for the fiscal year ended March 31, 2005 (the "Form 20-F"), and the Staff's comments with respect to applicable disclosure requirements and enhanced disclosure in the Registrant's future filings.

                  Set forth below are the comments of the Staff transmitted in your letter dated February 23, 2006 together with the Registrant's responses to those comments.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INVESTMENT SECURITIES, PAGE F-25

COMMENT NO. 1. We note your disclosure on page 59 that as part of the business revitalization plan of Mitsubishi Motors, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank purchased common and preferred shares of Mitsubishi Motors, including amounts related to a debt-for-equity swap. Please tell us and in future filings disclose the following regarding these transactions:

      o       the terms and carrying amount of debt swapped for equity;

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      o       how the equity investments are carried on your balance sheet
              (i.e. fair market value or cost); and

      o specifically how you presented these transactions in your Statements of Cash Flows.

                  RESPONSE TO COMMENT NO. 1. The Registrant has advised us that in connection with the business revitalization plan of Mitsubishi Motors Corporation ("MMC") announced in May 2004, The Bank of Tokyo-Mitsubishi Ltd. ("Bank of Tokyo-Mitsubishi") and The Mitsubishi Trust and Banking Corporation ("Mitsubishi Trust Bank") subscribed for MMC preferred shares in June 2004 through a debt-for-equity swap relating to (Y)130 billion aggregate principal amount of loans previously extended to MMC. In addition, in connection with a new business revitalization plan of MMC announced in January 2005, Bank of Tokyo-Mitsubishi subscribed for additional MMC preferred shares through a debt-for-equity swap relating to (Y)54 billion aggregate principal amount of loans on March 10, 2005, and Mitsubishi Trust Bank also subscribed for additional MMC preferred shares through a debt-for-equity swap relating to
(Y)10.2 billion aggregate principal amount of loans on March 22, 2005.

                  Prior to the debt-for-equity swap transactions described above, the Registrant had extended to MMC and its subsidiaries several commercial loans under standard terms available to similarly situated corporate borrowers. The Registrant provided allowance for credit losses with respect to the loans extended to MMC and its subsidiaries in accordance with its general loan valuation allowance policy described in the Form 20-F.

                  In connection with each of the three debt-for-equity swap transactions described above, the Registrant received the MMC preferred shares in full satisfaction of the relevant commercial loans that were subject to the debt-for-equity swap transaction. On the dates of the debt-for-equity swap transactions, the Registrant recorded the MMC preferred shares as "Other investments securities" on the Registrant's consolidated balance sheet at fair value. In determining fair value, the Registrant utilized the fair value of the loans swapped because such value was more clearly evident than the fair value of the MMC preferred shares received, in accordance with SFAS 15, paragraph 28, footnote 16. The Registrant determined that the fair value of the loans subject to the debt-for-equity swap transaction was more clearly evident than the fair value of the MMC preferred shares received at the time of transaction due to the following factors:

      o The MMC preferred shares are not traded publicly and the market price of the MMC preferred shares is not observable. In addition, the MMC preferred shares were issued specifically for the debt-for-equity swap transaction and there are no comparable instruments that the Registrant can look to in the market place.

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U.S. Securities and Exchange Commission                                      3


      o At the time of the debt restructuring, it was impracticable to determine the amounts of future cash flows from the borrower with a sufficient level of certainty, as is often the case for debt restructurings, because MMC's restructuring was at a very preliminary stage. As a result, a discounted cash flow method was viewed as inappropriate to provide a meaningful and practicable basis for valuing the MMC preferred shares.

      o On the other hand, the fair value of the loans was more clearly and reasonably determinable based on the Registrant's credit monitoring procedures and methodology for measuring its loan valuation allowance.

                  The Registrant recorded the MMC preferred shares received at the fair value of the loans swapped, which was equal to the aggregate carrying amount of the loans, net of allowance. Accordingly, the Registrant did not recognize any gain or loss for the period with respect to the debt-for-equity swap transactions.

                  Subsequent to the debt-for-equity swap transactions, the Registrant has accounted for the MMC preferred shares at cost in accordance with Accounting Principles Board No. 18 (APB 18). Additionally, the Registrant periodically reviews the MMC preferred shares for possible impairment in accordance with APB 18. For purposes of periodic impairment testing, the Registrant typically utilizes various commonly-accepted option valuation models to determine the fair value of non-marketable investment securities, including the MMC preferred shares. For example, the Registrant's major banking subsidiary, Bank of Tokyo-Mitsubishi UFJ, applies the Monis convertibles pricing model (which the Registrant believes is commonly used to value non-marketable convertible securities). This valuation model takes into account a number of factors, including the price of the underlying common stock, volatility and dividend payments, and computes the value of the convertible securities using trinomial trees.

                  The Registrant recorded the debt-for-equity swaps as cash transactions - (1) collections of loans and (2) purchases of preferred shares, reflecting the fact that cash changed hands between the two parties. Accordingly, the Registrant presented these transactions as "Decrease in loans" and "Purchases of other investment securities" in the its consolidated statement of cash flows.

                  The Registrant intends to revise the disclosure as requested in its future filings, and intends to disclose the aggregate carrying amount of debt swapped for equity, including transactions with borrowers other than MMC, in the form of Appendix 1 attached to this letter.

                  The Registrant believes the carrying amount of loans, net of allowance, which the Registrant intends to disclose in the form of Appendix 1 generally reflects the fair value of the loans subject to the debt-for-equity transactions. Typically, the

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Registrant provides allowance for credit losses based on management's estimate of probable losses on loans in accordance with SFAS 114. In particular, when a large-balance, non-homogeneous loan has been individually determined to be impaired, the Registrant evaluates such loan individually and provides an allocated allowance for such specifically identified problem loan by using various techniques, including the fair value of collateral, to estimate the losses. When the Registrant determines that real estate collateral should serve as the basis for determining the carrying amount of a loan, the Registrant will conduct in-house valuation of such real estate collateral utilizing various pricing methods. In certain prescribed circumstances, such as when the real estate collateral is estimated to have a value of (Y)5 billion or more, the Registrant will be required to obtain an independent appraisal of the real estate. Until March 2005, the Registrant typically valued its collateral-dependent loans at 90% of the appraisal value of the underlying real estate collateral.(1) Since April 2005, the Registrant has recorded the full appraisal value of the underlying real estate collateral as the fair value of a loan because of the general increase in real estate prices in Japan.


NOTE 6 - LOANS

LOAN SECURITIZATION, PAGE F-34

COMMENT NO. 2. We note your disclosure that you did not possess any retained interests associated with your mortgage loan securitizations at March 31, 2005. We also note that you provide servicing and advancing line for loans transferred to the trust. Please tell us the following regarding your securitizations:

      o       the nature and terms of the securitization transactions;

      o the gross and carrying amount of servicing asset or liability recorded resulting from your obligation to service the transferred loans; and

      o describe how you provide an advancing line for loans transferred to the trust.

                  RESPONSE TO COMMENT NO. 2. The Registrant has advised us as follows:

                  NATURE AND TERMS OF THE SECURITIZATION TRANSACTIONS. The securitization transactions referred to in Note 6 on page F-34 relate to the issuance of commercial mortgage-backed securities. In these transactions, the Registrant transferred its non-recourse mortgage loans to a trust account. This transfer was accounted for as a sale, because the transfer satisfies the sale accounting criteria defined in paragraph 9 of SFAS 140, as follows:

------------
(1) Between 1999 and 2005, the ratio of foreclosure sale price to appraisal value has ranged between 90% and 100%.

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U.S. Securities and Exchange Commission                                      5


      o The transferred loans have been legally isolated from the Registrant.

      o The trust, the transferee of loans, has a fully ownership right of the transferred loans.

      o The Registrant does not maintain effective control over the transferred loans as there is no agreement that both entitles and obligates the Registrant to repurchase or redeem transferred loans and/or that entitle the transferor to unilaterally cause the trust to return transferred assets.

                  In exchange for the transfer of the loans, the Registrant receives five classes of beneficial interests, all of which were sold to the outside investors. After the transfer, the Registrant engages in a servicing activity of the loan under a master servicing agreement and provides an advancing line to the trust account. However, special servicing, when necessary, is to be provided by a third party servicer.

                  The five classes of beneficial interests are: Class A, Class B, Class C, Class D and Class X. Class X is an interest-only beneficial interest and no principal amount is set. Other classes have principal of
(Y)6,100 million, (Y)1,200 million, (Y)900 million and (Y)266 million, respectively. Dividends to Class A and Class X are secured by the advancing line that the Registrant provides. The principal payment is to be made with the priority from Class A, Class B, Class C to Class D.

                  SERVICING ASSET/LIABILITY. In the Registrant's financial statements, the Registrant recorded no servicing asset/liability for the transfer. The Registrant engages in the master servicing activity with the compensation being a fee commensurate with those on similar servicing transactions. Further, the Registrant believes no significant amount of servicing assets and/or liabilities are to be recognized from the transactions as the maximum servicing fee throughout the total servicing period is estimated to be (Y)2 million based on the annual servicing fees of 0.005% applied to the outstanding loans of (Y)8,466 million, with the maximum residual loan term being four years plus several months.

                  ADVANCING LINE. An advancing line is provided to the trust only to adjust the timing difference of loan repayments from loan obligors to the trust account and the payment stream of dividends to the beneficiaries, in case that the delay of the interest repayment from debtors causes a shortage of funds to pay dividends to the holder of Class A and Class X beneficial interests. Advances are provided on the condition that the Registrant has no suspicion of the future repayment of advance.


NOTE 10 - INCOME TAXES, PAGE F-38

COMMENT NO. 3. We note your disclosure on page F-41 that you recorded reductions to your deferred tax valuation allowance for fiscal years ended March 31, 2004 and 2005

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U.S. Securities and Exchange Commission                                      6


which primarily reflected a decrease of operating loss carryforwards of your domestic subsidiaries. Please tell us and in future filings disclose why there was a decrease of operating loss carryforwards and how you determined the amount of your deferred tax valuation allowance as of March 31, 2004 and March 31, 2005. In your analysis, please describe how the March 2004 extension of the period for operating loss carryforwards from 5 to 7 years impacted your analysis. Refer to paragraphs 20 - 26 of SFAS 109.

                  RESPONSE TO COMMENT NO. 3. The Registrant has advised us that the operating loss carryforwards ("NOL") decreased primarily because they were utilized as the Registrant and its subsidiaries earned taxable income for the fiscal year ended March 31, 2004 and 2005. The operating loss carryforwards which expired unused was less than 5% of the NOL balances as of March 31, 2004 and 2005.

                  The Registrant disclosed the following in the Form 20-F under "Item 5. Operating and Financial Review and Prospects-Critical Accounting Estimates-Valuation of Deferred Tax Assets":

         "In determining a valuation allowance, we perform a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences."

                  As such, taxable income was estimated for each subsidiary to determine whether deferred tax assets were more likely than not to be utilized in foreseeable future periods, using forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors.

                  In March 2004, the Japanese government extended the period for operating loss carryforwards from five years to seven years under the corporate tax law. However, this extension of the carryforward period did not materially impact the amount of the valuation allowance as of March 31, 2004 and 2005, because the extension is only applicable retroactively to operating loss carryforwards incurred in or after fiscal years beginning April 1, 2001, while all of the Registrant's NOLs recorded beginning April 1, 2001 were expected to be realized within five years or not to be realized at all, regardless of the extended carryforward period.

                  Based on the analysis above, the Registrant intends to include the following disclosure in its financial statements for the fiscal year ending March 31, 2006 (modified as appropriate to reflect the situation at year-end):

         "The valuation allowance was provided primarily against deferred tax assets recorded at MTFG Group's subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on our review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable

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U.S. Securities and Exchange Commission                                      7


         income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries with strong negative evidences such as existence of significant amount of operating loss carryforwards and cumulative losses in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2004 and 2005 to the extent that it is more likely than not that they will not be realized. The net changes in the valuation allowance for deferred income tax assets were decreases of (Y)184,906 million and (Y)20,848 million for the fiscal years ended March 31, 2004 and 2005, respectively, which primarily reflected the realization of such operating loss carryforwards of certain subsidiaries corresponding to better-than-expected taxable income before deducting carryforwards."


NOTE 24 - DERIVATIVE FINANCIAL INSTRUMENTS, PAGE F-74

COMMENT NO. 4. For each type of hedged item, separately by fair value hedge or cash flow hedge, please tell us how you determined that the relationship met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following:

      o the nature and terms of the hedged item and derivative instrument;

      o       the specific identified risk being hedged; and

      o the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

                  RESPONSE TO COMMENT NO. 4. The Registrant has advised us that Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, the Registrant's two major domestic subsidiaries, do not utilize hedge accounting. UnionBanCal Corporation ("UNBC"), the Registrant's U.S. subsidiary, however, applies hedge accounting as disclosed in the Registrant's financial statements. Based on the notional contract amounts, the Registrant believes the hedging transactions, into which UNBC enters (which account for less than 1% of the total notional contract amounts), is not material in the context of Registrant's consolidated financial statements.

                  The following is a brief summary of UNBC's risk management process and the applicable criteria for hedge accounting for each hedging strategy:

      o       Fair Value Hedging - Hedging Strategy for Medium Term Notes:
              UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability (UNBC's five-year, medium-term debt issuance) in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR. The fair value hedging transaction for the medium-term notes was structured at inception to mirror all of the provisions of the medium-term notes, which allows UNBC to assume that no ineffectiveness exists. There are no other terms in the hedged item that cannot be mirrored in the hedging instrument that would invalidate the assumption of no ineffectiveness.

      o       Fair Value Hedging - Hedging Strategy for Subordinated Notes:
              UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability (UNBC's ten-year, subordinated debt issuance) in order to convert the liability from a fixed rate

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U.S. Securities and Exchange Commission                                      8


              to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR. The fair value hedging transaction for the subordinated debt was structured at inception to mirror all of the provisions of the subordinated debt, which allows UNBC to assume that no ineffectiveness exists.

      o Fair Value Hedging - Hedging Strategy for MarketPath Certificates of Deposit: UNBC engages in a hedging strategy in which interest bearing certificates of deposit, which are tied to the changes in the Standard and Poor's 500 index, are exchanged for a fixed rate of interest. UNBC accounts for the embedded derivative in the certificates of deposit at fair value. A total return swap that encompasses the value of a series of options that had individually hedged each individual certificate of deposit is valued at fair value. Since each individual certificate of deposit is hedged with a specific individual option contract, no ineffectiveness can exist. These MarketPath certificates of deposit were acquired as part of the acquisition of Jackson National Bank in October 2004. Subsequent to the acquisition, UNBC no longer offers this product.

      o Cash Flow Hedging - Hedging Strategies for Variable Rate Loans and Certificates of Deposit: As discussed in the response to comment no. 6 below, UNBC enters into cash flow hedging relationships to address the variability in forecasted interest cash flows on LIBOR based loans and on the forecasted issuance and rollover of short-term deposits. See the response to comment no. 6 for further discussion of these hedged items and the nature of the risk being hedged. In these hedging relationships, UNBC uses a variety of hedging instruments including interest rate swaps, floors, caps, corridor or collars. All option contracts used are either net purchased options or zero cost collars. The reset tenor of the hedges ranges from 1 to 6 month LIBOR and generally mature in less than 3 years. The period of the hedged forecasted interest

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U.S. Securities and Exchange Commission                                      9


              payments is equal to the term of the associated derivatives. The loans and deposits have reset frequencies or tenors that generally match the reset frequency of the hedging instruments. At inception and on an ongoing basis, UNBC determines the effectiveness of the hedging relationships using regression analysis to demonstrate the degree of effectiveness that exists. This regression analysis examines the differences in reset dates and reset tenors that may exist between the hedging instruments and the hedged items. The key regression outputs that are analyzed in assessing effectiveness include R squared, slope, t and F statistics. UNBC updates this regression analysis quarterly in order to justify the continuing use of hedge accounting on these kinds of hedges and would discontinue hedge accounting in the event that the test has failed. Ineffectiveness is measured using the hypothetical derivative method. For hedging relationships involving options, UNBC applies the guidance in DIG Issue G20 and therefore bases its assessment of effectiveness on the terminal value of such instruments, and accordingly includes total changes in fair value (time and intrinsic) in the assessment of hedge effectiveness.


COMMENT NO. 5. Please tell us whether you use the short-cut method or matched terms for assuming no hedge ineffectiveness to qualify any of your hedging relationships for hedge accounting treatment under SFAS 133. If so, please tell us for each hedging relationship how you determine that the hedging relationship meets each of the conditions in paragraph 65 or 68 of SFAS 133.

                  RESPONSE TO COMMENT NO. 5. As discussed above, the Registrant's two major domestic subsidiaries, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, do not utilize hedge accounting. The Registrant has advised us that UNBC uses the shortcut method to hedge the changes in fair value of two debt instruments: UNBC's $200 million medium-term notes with a fixed rate of 5.75% and UNBC's $400 million subordinated notes with a fixed rate of 5.25%. The methodology for qualifying for the shortcut method is the same. At inception, the notional amount of the interest rate swaps matched the principal amount of the liabilities, the fair value of the interest rate swaps were zero, the net settlements for both the swap and the debt were identical, the debt and the swaps are not prepayable, the variable legs of the swaps are matched to the benchmark interest rate of the debt and there are no other terms in either the debt or the swaps that would invalidate the assumption of no ineffectiveness.


COMMENT NO. 6. Please tell us whether you aggregate similar assets and liabilities and hedge as a portfolio. If so, provide us with a comprehensive analysis explaining how you apply SFAS 133 Implementation Issue F11 to these hedging relationships.

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U.S. Securities and Exchange Commission                                     10


                  RESPONSE TO COMMENT NO. 6. The Registrant has advised us that it does not have any fair value hedge relationships in which it aggregates similar assets or liabilities and hedge them as a portfolio. Accordingly, the provisions of paragraph SFAS 133 Implementation Issue F11, and paragraph 21(a)(1) of SFAS 133 do not apply. Several of UNBC's cash flow hedging relationships involve the aggregation of individual transactions as follows:

      o UNBC's cash flow hedges of forecasted interest payments on LIBOR based loans (see the response to comment no. 4) all involve commercial loans that are explicitly indexed to LIBOR, which is identified as the benchmark interest rate and the risk being hedged for all such hedging relationships. As such, UNBC has determined that all hedged items grouped in this manner meet the criteria set forth in paragraphs 29(a) and 462 of SFAS 133, as their contractual cash flows are based on the same index.

      o UNBC's cash flow hedges of forecasted interest payments on the forecasted issuance and rollover of short-term time certificates of deposits (see the response to comment no. 4) all involve short-term fixed rate time certificates of deposits for which the risk exposure being hedged is the variability in interest cash flows attributable to changes in benchmark interest rates, which is designated as LIBOR. As such, UNBC has determined that all hedged items grouped in this manner meet the criteria set forth in paragraphs 29(a) and 462 of SFAS 133, as the risk exposure for each item is based on LIBOR.

                                     * * *

                  In connection with responding to the comments of the Staff, the Registrant acknowledges that:

      o the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission                                     11


                  Please contact the undersigned at +81-3-3597-8101 (fax number +81-3-3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter.



                                                  Sincerely,

                                                  /s/ Tong Yu
                                                  -----------------------
                                                  Tong Yu






cc:    Donald A. Walker
       Sharon M. Blume
            U.S. SECURITIES AND EXCHANGE COMMISSION
       Mitsubishi UFJ Financial Group, Inc.




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U.S. Securities and Exchange Commission                                     12



                                   APPENDIX 1

We restructured certain debt by entering into debt-for-equity swap transactions. As a result of these debt-for-equity swap transactions, our loans to some borrowers were effectively converted into equity interests in the borrowers, often in a form of preferred shares.

The aggregate carrying amount of debt swapped for equity, net of allowance, for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:


                         FISCAL YEARS ENDED MARCH 31,
         -----------------------------------------------------------
              2003                2004                    2005
         -----------------------------------------------------------
                                 (IN BILLIONS)
          (Yen) 18.1           (Yen) 59.4             (Yen) 76.8


Such loans were often identified as impaired and, accordingly, the debt-for-equity swap transactions did not materially affect our net income in the periods in which the restructuring took place.

Equity interests acquired through a debt-for-equity swap transaction are accounted for as other investments and carried at cost on our consolidated balance sheet, and reviewed for impairment periodically.

Due to regulatory and legal reasons, cash often changes hands between the parties to the debt-for-equity swap transactions. In such cases, the debt-for-equity swap is classified as cash transactions in our statement of cash flows as repayments of loans and purchases of other investment securities.